Exhibit 12.1

Ratio of Earnings to Fixed Charges

Syniverse Holdings, Inc. and Predecessor

(dollars in thousands)

	Predecessor			Successor
	Year Ended December 31, 2000	Year Ended December 31, 2001	Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
Net income	$51,051	$69,258	$6,917	$631	$(57,926)	$15,063
Provision for income taxes	32,548	43,895	4,418	9,320	10,057	8,729

Income (loss) before income taxes	$83,599	$113,153	$11,335	$9,951	$(47,869)	$23,792

Fixed charges:
Interest expensed net of amounts capitalized	$22	$—	$—	$45,428	$46,235	$44,577
Amortization of deferred financing costs and discount	—	—	—	8,677	11,893	8,351
Estimated interest factor on operating leases	403	463	59	864	871	1,016

Total fixed charges	$425	$463	$59	$54,969	$58,999	$53,944

Earnings:
Income before income taxes	$83,599	$113,153	$11,335	$9,951	$(47,869)	$23,792
Fixed charges	425	463	59	54,969	58,999	53,944

Total earnings	$84,024	$113,616	$11,394	$64,920	$11,130	$77,736

Ratio of earnings to fixed charges	197.70	245.39	193.12	1.18	0.19	1.44